UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

5 October 2026

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 1 October 2026 at the price indicated, in accordance with the Company’s Chairman and Non-executive Director shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Rick Haythornthwaite	Chair	1,835	£6.7040
Josh Critchley	Independent non-executive director	190	£6.7040
Roisin Donnelly	Independent non-executive director	193	£6.7040
Patrick Flynn	Independent non-executive director	196	£6.7040
Geeta Gopalan	Independent non-executive director	485	£6.7040
Albert Hitchcock	Independent non-executive director	493	£6.7040
Ernie Johannson	Independent non-executive director	351	£6.7040
Stuart Lewis	Independent non-executive director	495	£6.7040
Gill Whitehead	Independent non-executive director	483	£6.7040
Lena Wilson	Senior Independent Director	182	£6.7040

The transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	05 October 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary